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                             EMPLOYMENT AGREEMENT

                  This Agreement (the "Agreement"), dated as of October 22, 1996, will confirm that Handy & Harman, a New York corporation (the "Company") has offered, and you have accepted, the position of Executive Vice President of the Company.

                  1. The initial term of your employment shall be from November 11, 1996 through May 11, 1999, subject to earlier termination pursuant to the provisions set forth below; provided, however, that at no time during the initial term or thereafter shall the term of this agreement be less than one year.

                  2. You agree to use your best efforts to promote the interest of the Company, and devote your full business time and energies to the business and affairs of the Company. You agree to perform such services as are customary to your position and as shall from time to time be assigned to you by the President and Chief Operating Officer of the Company.

                  3. Your annual base salary shall be no less than $300,000, less applicable federal, state and local tax deductions, payable in accordance with the Company's customary payroll practices. Any increases in your annual salary shall be in the sole discretion of the Company's Board of Directors.


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                  4. (a) You shall be eligible to participate in the following compensation plans that may be offered from time to time by the Company, in accordance with the terms and provisions of such plans and subject to the discretion of the Compensation Committee of the Company's Board of Directors (the "Committee"): the Handy & Harman Management Incentive Plan (the "Bonus Plan"), the Handy & Harman Long-Term Incentive Plan (the "Stock Plan") and the Handy & Harman 1995 Omnibus Stock Incentive Plan (the "Option Plan"), in each case as described below.

                      (b) You shall be eligible to participate in the Bonus Plan beginning in respect of the 1997 plan year; provided, however, that any bonus amounts payable thereunder are contingent upon the Company's attainment of performance goals established by the Committee in its sole discretion and further, provided, that your maximum annual bonus opportunity shall not exceed 100% of your annual base salary.

                      (c) You shall be eligible to participate in the Stock Plan beginning in respect of the 1997 through-1999 cycle; provided, however, that any awards granted and any amounts payable thereunder are contingent upon the Company's attainment of performance goals established by the Committee in its sole discretion and further, provided, that your level of participation shall be 40% of your annual base salary (as in effect on January 1, 1997).



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                      (d) You shall be granted, effective as of.
the date of your employment, options (the "Options") to purchase 50,000 shares of common stock of the Company. The Options shall (i) be granted under, and subject to the terms of, the Omnibus Stock Option Plan, (ii) be nonqualified options (i.e., not incentive stock options), (iii) have a ten-year term (subject to earlier termination as provided in the Option Plan and the form of grant agreement thereunder), (iv) vest and become exercisable with respect to 25i of the shares of common stock subject thereto on each of the first four anniversaries of the date of grant and (v) have an exercise price per share of common stock equal to the fair market value of the common stock as of the date of grant.
                   5. (a) You shall be eligible to participate in all Company employee benefit plans and programs which are made generally available to salaried employees of the Company, in accordance with the terms and provisions of such plans. With respect to such plans and programs, you shall not be subject to any eligibility waiting periods, except for any waiting period under any pension benefit plan intended to be qualified under Section 401(a) of the Internal Revenue Code.
                      (b) You shall be eligible to participate in the Handy & Harman Supplemental Executive Retirement Plan and the Handy & Harman Executive Life Insurance and Post-Retire-

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ment Life Insurance Program, in each case in accordance with the terms and provisions of such plans.

                   6. (a) The Company shall reimburse you for all reasonable business expenses incurred by you in accordance with the Company's policy on reimbursement for business expenses as then in effect.

                      (b) The Company shall reimburse you for initiation fees and annual membership fees with respect to your membership in a country club selected by you; provided, however, that your selection of a country club shall be subject to the approval of the Company.

                      (c) You agree to permanently relocate your primary place of residence to the Westchester County area as soon as practicable after the date hereof. The Company shall promptly reimburse you for (i) all normal moving costs involved in relocating your family's belongings and household furnishings, (ii) the real estate brokerage commission (up to a maximum of 6% of the sales price) in connection with the sale of your current house and (iii) any legal fees and other customary closing costs in connection with the sale of such house and the purchase of a house in the Westchester County area (collectively, the "Moving Expenses"). In the event your current house is not sold by the time you purchase a home in the Westchester County area, if required, the Company will provide you with a bridge loan for the purpose of enabling you to purchase a house in the Westchester County



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area, which loan shall (i) bear interest at applicable Federal rates, (ii) be for a term of not more than one year, and (iii) have such other terms, including principal amount, as the Company and you shall reasonably agree.

                      (d) The Company shall pay to you a cash signing bonus (the "Signing Bonus") in an amount equal to (i) $140,000, less (ii) the amount of bonus paid to you by your former employer in respect of the 1996 calendar year, less (iii) applicable federal, state and local tax deductions. You shall promptly notify the Company of any and all amounts received by you from your former employer and provide the Company with satisfactory evidence of the amount you receive in respect of such 1996 bonus. The Company shall pay the Signing Bonus to you as soon as practicable following receipt of such satisfactory evidence.

                      (e) The Company shall reimburse you for the reasonable cost of obtaining temporary housing for a period of not more than six months following the date hereof; provided, however, that such costs are subject to the approval of the Company.

                      (f) You and your spouse shall be entitled to receive post-retirement health insurance benefits from the Company under the Company's Post-Retirement Medical Plan in effect for employees of the Company prior to 1992 on such terms and conditions in place for other employees covered by the Plan.

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                      (g) You shall be provided with a Company owned automobile
in accordance with the Company's existing policies and procedures in place for other executive officers of the Company.

                   7. (a) The Company may terminate your employment at any time, without prior notice, for any of the following reasons: (i) your engaging in conduct which is materially injurious to the Company, its subsidiaries or affiliates, or any of their respective customer or supplier relationships, monetarily or otherwise; (ii) your engaging in any act of fraud, misappropriation or embezzlement or any act which would constitute a felony (other than minor traffic violations); or (iii) your material breach of this Agreement.

                      (b) If, as a result of your incapacity due to physical or mental illness, you shall have been absent from the full-time performance of your duties hereunder for a period of time (at least 60 days within any 12 consecutive months excluding vacation time actually used in accordance with the Company's policy thereon) which the Company determines, in its reasonable discretion, to have had an adverse impact on the Company, your employment may be terminated by the Company, upon written notice in accordance with paragraph 10 hereof without further notice.

                      (c) The Company, in its sole discretion, may terminate your employment at any time for any reason other

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than those stated in paragraphs 7(a) or 7(b) upon thirty days prior written notice.

                   8. (a) If your employment is terminated by the Company pursuant to paragraph 7(a), you shall receive your salary through the date of termination and the Company shall have no further obligations to you under this Agreement.

                      (b) If your employment is terminated by the Company pursuant to paragraph 7(b) or by your death, you or your personal representative, guardian, or the representative of your estate shall continue to receive your salary for a period of 12 months payable in accordance with the Company's customary payroll practices. However, your salary shall be offset by any payments you receive pursuant to the Company's disability plans and programs. Thereafter, the Company shall have no further obligations under this Agreement to you, your estate, personal representative, guardian, or your beneficiaries.
                      (c) If your employment is terminated by the Company pursuant to paragraph 7(c), you shall continue to receive your salary through the end of the term or for a period of 12 months, whichever is longer, payable in accordance with the Company's customary payroll practices. You shall also continue to participate in the Company's employee benefit plans and programs in accordance with paragraph 5 hereof, to the extent permissible under the terms of such plans and programs, through the end of the term, provided


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that following your termination of employment you shall no longer accrue any vacation benefits. Thereafter, the Company shall have no further obligations to you under this Agreement.

                           (d) During the period you are receiving any
payments or benefits under paragraphs 8(b) 8(c), you agree to promptly notify the Company upon your acceptance of any other employment. During any such employment (i) you shall not receive the salary provided hereunder; provided, however, that if your salary pursuant to such employment is less than the salary provided hereunder, you shall receive the differential and (ii) upon your eligibility for any medical benefits or insurance by your new employer you shall no longer be eligible to participate in any of the Company's benefit plans and arrangements.


                  9. Simultaneous herewith, you are executing the Non-Competition Agreement annexed hereto.

                  10. Any notices required by this Agreement shall be in writing and shall be deemed to have been given when delivered or mailed by United States certified mail, return receipt requested, postage prepaid, as follows:

                           if to you:

                           Mr. Robert D. LeBlanc
                           4 Totten Drive
                           Bridgewater, New Jersey 08807

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                           if to the Company:

                           555 Theodore Fremd Avenue
                           Rye, New York 10580
                           Attention:       Paul E Dixon, Esq.
                                            Vice President
                                            and General Counsel

or to such other address as either party may furnish to the other in writing in accordance with this paragraph. Notices of change of address shall only be effective upon receipt.

                  11. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to its conflict of laws principles.

                  12. This Agreement sets forth the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, arrangements and understandings among the Company and you with respect to such subject matter. This Agreement can be modified only by a writing signed by both you and the Company. If any provision of this Agreement shall be held to be void or unenforceable, the remainder of this Agreement shall nevertheless remain in full force and effect. This Agreement shall inure to the benefit of and be binding upon the Company's successors and assigns.

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                  IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.


                                            HANDY & HARMAN


                                            By: /s/ Frank E. Grzelecki
                                               -------------------------------
                                                Name:    Frank E. Grzelecki
                                                Title:   President & Chief
                                                         Operating Officer


Agreed to this 25 day
of October, 1996

/s/ Robert D. LeBlanc
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